February 27, 2012

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 17, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2011

Filed February 7, 2012

File No. 000-25137

Dear Ms. Collins:

We have received your letter of February 15, 2012, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2011 and the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended December 31, 2011. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.

We note your response to prior comment 1. However, we note that your sales and marketing expense has increased 46% for the year ended September 30, 2011, and has had a significant impact on your net income for the year. Your disclosures indicate that an increase in personnel costs is the most significant contributing factor to this increase and that this increase is primarily due to additional headcount. We further note your disclosures in

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February 27, 2012

your fourth quarter of fiscal 2011 earnings call transcript that over the course of the next 24 months you expect to double the scale of your direct sales organization. As such, changes in personnel costs will continue to have a significant impact on operating results. Accordingly, it appears that quantification of the key variables that impact this expense would be meaningful information. Please provide us with your comparative headcount data for the years ended September 30, 2011 and 2010, and tell us your consideration to provide this information to your future periodic filings to the extent it is a significant contributing factor to changes in expenses. To the extent this information is impacted by geographic distribution or timing of hiring, please explain these factors.

Response:

For fiscal 2011, total headcount increased 29% over total headcount for fiscal 2010, and sales and marketing headcount increased 65% over sales and marketing headcount for fiscal 2010. As noted in our letter of January 12, 2012, we acknowledge the need for specificity in quantifying the impact of changes in expense and believe that disclosure of the dollar amount of changes in personnel costs and related expenses to be the most meaningful disclosure of the impact of headcount fluctuations to operating expenses. We also acknowledge that quantification of additional variables, such as the percentage increase or decrease in headcount, may provide additional meaningful information to the extent such variables contribute significantly to changes in expenses. Accordingly, in our future filings, we will expand our disclosure to discuss the year-over-year percentage increase or decrease in headcount where such fluctuations contribute significantly to changes in the corresponding operating expenses.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 62

2.	We note your response to prior comment 3. Please tell us why you consider foreign income before income tax expense of $1.6 million for the year ended September 30, 2011 to be immaterial. Further, we note your response to prior comment 1 that the amount of tax due upon repatriation of undistributed foreign earnings is $1.9 million. Please tell us why you consider the amounts required to be disclosed under ASC 740-30-50 to be immaterial to your income tax expense and results of operations for the year ended September 30, 2011. Alternatively, please revise to include the disclosures required by Rule 4-08(h) of Regulation S-X and ASC 740-30-50 in future filings.

Securities and Exchange Commission

February 27, 2012

Response:

We confirm that, in our future filings, we will include a breakdown in the income statement, or the notes thereto, of the components of income (loss) before income tax expense (benefit) between domestic and foreign in accordance with the requirements of Rule 40-8(h) of Regulation S-X. In addition, in our future filings, we will include the relevant disclosures required by ASC 740-30-50.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on January 24, 2012)

Certain Relationships and Related Transactions, page 31

3.	You disclose that there were no related-person transactions “identified in fiscal 2011.” Item 404(a) of Regulation S-K requires disclosure of any related-person transactions since the beginning of the fiscal year. Please confirm that there were no transactions with related persons since the beginning of fiscal 2011 required to be disclosed, and revise your disclosure in future filings for clarity. Please note that we previously issued this and the following comment to the company telephonically on February 22, 2010, in connection with our review of your 2009 Form 10-K, and we are re-issuing them as you do not appear to have revised your subsequent Item 404 disclosures.

Response:

We confirm that there were no related-party transactions within the meaning of Item 404(a) of Regulation S-K since the beginning of fiscal 2011, and that we will clarify our Item 404(a) disclosures on this point in future filings.

4.	You state that the Audit Committee is responsible for the review, approval or ratification of all related-persons transactions involving Concur, and that the committee “may approve, ratify, rescind, or take other action with respect to [a related-party] transaction in its discretion.” You do not appear, however, to have provided the full disclosure with respect to your policies and procedures for the review, approval or ratification of related-person transactions called for by Item 404(b)(1) of Regulation S-K. Please expand your disclosure to ensure that you provide the required information, including the standards, if any, to be applied pursuant to such policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how they are evidenced.

Securities and Exchange Commission

February 27, 2012

Response:

In our future filings, we will expand our Item 404(b) disclosures with respect to our policies and procedures for the review, approval or ratification of related-person transactions in accordance with Item 404(b)(1) of Regulation S-K, including the standards, if any, to be applied pursuant to such policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how they are evidenced.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page 9

5.	We note your disclosure that you acquired intangible assets for $67.3 million, which have been recorded as customer relationships. Please tell us if these assets relate to the arrangement you entered into with ADP, which is disclosed in Note 20 to your financial statements for the year ended September 30, 2011. If so, please describe the rights and obligations that have been transferred to the company under this arrangement, and tell us how you are accounting for these rights and obligations. As part of your response, please describe your revenue recognition policies for these contracts prior to and subsequent to entering into this arrangement. Further, please tell us why a 9 year life is appropriate. In this regard, we note that the expected lives of your customer relationships, as disclosed in Note 2 to your financial statements for the year ended September 30, 2011, range from three to five years.

Response:

We confirm that the acquired intangible assets relate to the arrangement entered into with ADP as discussed in Note 20 of the Company’s financial statements for the year ended September 30, 2011. Under this arrangement, ADP transferred to the Company all rights and obligations relating to the Company’s software-as-a-service (“SaaS”) solutions under ADP customer contracts that were previously resold by ADP under a reseller agreement between the Company and ADP. As reflected in Note 7 of the Company’s financial statements for the quarterly period ended December 31, 2011, the Company accounted for such transfer as an acquisition of assets. We determined the estimated useful life of the acquired intangible assets to be nine years after considering both the period over which the Company expected to realize the overwhelming majority of total estimated future cash flows from the acquired ADP customer contracts, and the pertinent factors set forth in ASC 350-30-35-3, including, but not limited to, the expected use of

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February 27, 2012

these assets by the Company. In estimating the total future cash flows, we considered historical ADP reseller customer attrition data dating back to 2000, which was when we first initiated the reseller relationship with ADP for reselling our services to small-to-medium sized businesses.

Prior to our acquisition of these assets, we recorded the revenue received from ADP relating to these contracts on a net basis (i.e., revenue was recorded in the amount that the Company charged ADP for providing our SaaS solutions to ADP’s customers), consistent with the Company’s application of ASC 605-45. The Company considered the fact that, when ADP resold our SaaS solutions to small-to-medium sized businesses, ADP established pricing and terms, assumed credit risk, and entered into the direct contractual relationship with the customer such that ADP was the sole contracting party and primary obligor under such relationship with the customer. Under our reseller agreement with ADP, the Company’s responsibility was to provide the underlying SaaS solutions in accordance with the parameters established under such agreement. The fees charged to ADP for providing our SaaS solutions to ADP’s customers were based on a predetermined rate schedule and recognized as revenue on a net basis.

After our acquisition of these assets, consistent with our revenue recognition policy as disclosed in our financial statements for the year ended September 30, 2011, we record revenue generated from the acquired ADP customer contracts directly into the Company’s revenue line because these acquired contracts are now our direct customer contracts.

The three-to-five year life of customer relationships that we refer to in Note 2 to the Company’s financial statements for the year ended September 30, 2011, pertains to our revenue recognition policy under SAB Topic 13.A.3(f) related to recognizing ratably revenue items such as up-front set-up fees under direct customer contracts for our SaaS solutions. We recognize those revenue items under a policy based primarily on our experience selling our SaaS solutions to large-sized businesses, which represent the substantial majority of direct customer contracts for our SaaS solutions in which we received up-front set-up fees.

We have a limited history of selling our SaaS solutions to large-sized businesses, which began in fiscal 2006. Given our lack of experience with selling SaaS solutions to such businesses, we initially amortized the related set-up fees over the contractual service period. By 2009, when we had accumulated relevant historical experience for large direct customers of our SaaS solutions, we began amortizing set-up fees over the estimated period of customer benefit. In determining the estimated period of benefit, we considered the following factors: the original contract service period, expected customer termination experience, nature of the subscription offering, nature of the customer base and competitive factors. As a result, today we use a general range of three-to-five years for ratably recognizing up-front set-up fees for our direct customer contracts of our SaaS solutions. We have historically reevaluated, and will continue to reevaluate periodically, in accordance with SAB Topic 13.A.3(f), our estimate of the period the customer benefits

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February 27, 2012

from up-front set-up fees as appropriate in light of any change in circumstance or additional relevant information.

* * *

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Francis J. Pelzer V, our Chief Financial Officer, at (425) 895-5335, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele

Kyle R. Sugamele
Chief Legal Officer

cc:	Francis J. Pelzer V, Concur Technologies, Inc.

Gary Homsley, Grant Thornton LLP

Horace Nash, Fenwick & West LLP